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Clava

Discover what's around you through real-time alerts & location-based chatrooms

CLAVA.XYZ BALTIMORE



I was sitting one day in the King of Prussia food court in King of Prussia, PA. I didn't understand why I couldn't easily connect with people in this food court. That's how I thought about this idea and I wanted to create a platform that focuses on a specific location and gives the user the opportunity to connect with others in that location.

Aj Picard Founder - Designer/Frontend Developer @ Clava

ABOUT UPDATES 0 GRAPEVINE 34 ASK A QUESTION 0

Why you may want to support us...

1. Graduated from The Batchery and 2020 Startups Accelerators
2. Gained 1000 users through word of mouth over a 3-month span.
3. Real-time alerts - get event invites, discounts, specials as your travel past local businesses throughout the day.
4. Our location-based chatrooms are pinned on our map allowing you to finally connect with people in that specific location.
5. Received multiple Letter of Intents from multiple businesses. Want to advertise with us by using our real-time alerts.
6. founder working full time, 4 employees working part-time.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Aj Picard
Founder - Designer/Frontend Developer
My proudest accomplishment is scoring 1000 points playing basketball in both high school/college and then trying out overseas. Another accomplishment I'm proud of is taking the leap to work on Clava full-time and teaching myself how to design.





Lexus Drumgold
Full-Stack Developer
Lexus has extensive experience building out API's and has helped the University Of Marylands newspaper grow tremendously by building out their website.





Bryant Cabrera
Full-Stack Developer
Becoming a National Freemason scholar.





Dexter Shy
Account Executive
3+ experience in sales, the proudest moment was achieving 400% growth in sales from year one.





Anthony Riggi
Frontend Developer





Pranov Dakshinamurthy
Full-stack develooper



*Creating my own email server called Thabpet, hasn't been published yet!
Another accomplishment is being able to work for a big company like Verizon
Wireless.*



Why people love us

*He is extremely motivated and has the ability to work around any roadblock put in front of
him*

Blake Finkenbeiner
Friend



*I've known AJ coming up on 20 years now. Growing up this man has never
given up on any challenge or task that was handed to him. Always a well liked
friend that got along with everyone and always wanted to see others succeed
in life no matter the situation. I've been there for all the ups and all the downs
and the perciverence he shows is remarkable. Staying focus on his true goals
and motivation in life, he does not give up when wanting something. I have
been around at the start of this app process talking with him weekly on what
to improve or how things could improve. Seeing the app grow into what is in
now explains itself to me. He interacts with the people who give him
suggestions and...* read more
Jeffrey Hurst Friend



*Aj Picard truly is an exceptional founder. He created this website for my
company and this man knows what it takes to be a great leader. Any time
there is something he doesn't know the answer to, or know enough about, he
spends that whole day trying to figure it out. He is always evolving and
educating himself on the importance of entrepreneurship. He is consistently
reading a book, asking for advice, and doing research! One thing that truly
makes him a good founder is his ability to connect with people. He is always
engaging in conversation trying to learn something about that person. To me
there is not enough people like AJ.*
Besiana SHESHI Customer

See more on Buzz

Downloads

- GeoFenceAdvertise.png
- Clava Pitch Deck 3 .pdf
- Map.png
- ChatroomPage.png
- ChatroomReactions.png
- Alerts.png
- Profile.png

The Story of Clava

We started in January 2018, there have been many ups and downs throughout this journey
and we've learned so much along the way.

**We decided to change our name in June 2019 from Chad to Clava. Our team felt
that Clava related more to our brand. The word Clava means "club" in Latin and
users will be creating their own "clubs" inside of Clava through our chatrooms.**

2020 Startups & The Batchery



The Batchery



2020 startups

We graduated from two accelerators 2020 Startups & The Batchery. The Batchery & 2020
Startups helped our team develop our pitch deck and narrow down our streams of revenue.

Dec. 2018 Release: In 3 months, we got 1000+ users




4.7 ★★★★★
12+
What's New
Version History
Version 1.1
removed chadplus from profile screen
Preview
Explore
Join any chatroom on the map.
3 months and 15 reviews!

We released the first version of Chad in the App & Google Play stores. The goal was to see if we could drive a small number of users into the app and see if they were interested in what we were trying to do.

Our team was able to get 800+ users into Chad through word of mouth over a 3-month span. The users provided so much feedback that we had to put it all in an excel spreadsheet!

Update 180 is released.


New York
Trending Chatrooms
Trending Tags
Home
Real-Time Alerts
Chatrooms
Trending

With the release of this update our name has officially been changed to Clava.

With the release of update 180, we've been able to get our first paying customers. The best part about these customers is that we were able to bring these companies on board before we even released our update.

They're even helping us by promoting Clava in their businesses to increase their ROI for using our platform.

What are Real-time alerts?


Alerts
Real-Time Alerts

Let's say a Brewery wants to spread awareness about their happy hour every Friday at 5 PM.

Our team can create a geofence around their Brewery and add a promotional message that might something like "Hey! We're having a happy hour this Friday and we're offering 50% off all drinks."

As Clava users travel past this Brewery they will collect this "real-time" alert and it will get placed in their Alerts page. Users can open their alert page throughout the day to see what they've collected, these alerts will contain event/party invites, discounts, specials and

more.

When a user taps an alert they enter that businesses chatroom where they can connect directly with the business, learn more about the business and get directions to where the business is located.

Use of funds.

We're raising funds because we need help getting to the next level of scalability. We've bootstrapped a large chunk of our own funds into Clava over the past two years.

Now that we have the traction and an app that is built to scale we want to use these funds to market Clava, bring another member on board full-time and help support server costs.

With the funds, we raise our team is confident we can hit at least 50,000 daily active users. The more active users we have the quicker we grow as a social network.

Grand Vision

We believe we're offering a platform/service people don't even know they need yet. This idea started sitting in the King of Prussia Mall food court in King of Prussia, PA. I was asking myself why can't I connect with people in this same exact food court as

With our location-based chatrooms, it allows people to hone in on a location and connect with people in that specific area.

We're aware that there are things similar to what we're doing with real-time alerts, the difference is we're building an ecosystem and they're just a service. Clava is a social network that is meant to help you connect with people in a specific location and to discover things to do around you.

Our goal is to be one of the biggest location-focused social media apps in the world. We plan on doing this by creating a beautifully designed product and features that can help the user connect with others no matter where they're located.

Investor Q&A

– COLLAPSE ALL

What does your company do? ˅

Clava is a social network that is focused on bringing value to its users. The main goal is to help people discover what's going on around them through real-time alerts and location-based chatrooms pinned on our map. Real-time alerts offer you the opportunity to gain perks from businesses you travel past throughout the day, these perks will contain discounts, specials, event/party invites and more. Our chatrooms will represent events, parties, cafes/bars, locals looking to connect and more.

Where will your company be in 5 years? ˅

We want to be the most popular location-focused social network.We plan on doing this by providing value to our users with the features we have to offer. When it comes to where a user is located we want to be the first platform that provides insight about their location so they can get the most out of their experience in that surrounding area.

Why did you choose this idea? ˅

I was sitting one day in the King of Prussia food court in King of Prussia, PA. I didn't understand why I couldn't easily connect with people in this food court. That's how I thought about this idea and I wanted to create a platform that focuses on a specific location and gives the user the opportunity to connect with others in that location.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ˅

With the advancement of location tracking technology in our devices, we can now do much more with a user's location. With this and the drama heating up with social networks, we think it's the perfect time to create a platform that not only changes the way society views social media but how we use it. We're not focused on how many likes or followers you have, our main goal is to provide value to our users by educating them on things to do and offer them special perks (discounts, event/party invites, happy hours, etc) from establishments around them. Our chatrooms also give the user the opportunity to connect with locals in their area easily.

What is your proudest accomplishment? ˅

Our proudest accomplishment is that we've been able to bring on other people to our team that are working together from all over the world. We can't believe that in January 2018 we had one person and now we have an actual team that has the opportunity to really scale the application. The fact that we've been able to get 1000+ users into Clava all through word of mouth over the last three months has been the best accomplishment we've achieved. Now that update 180 is out it not only brings us paying customers, but it gives us the opportunity to start building a community inside of Clava. Our founder has invested a lot of his own savings into Clava and now Wefunder has given us the opportunity to achieve our vision.

How far along are you? What's your biggest obstacle? ˅

We recently released update 180 which has provided us with a lot of early traction. We've brought on board multiple paying customers and our community is really starting to grow. Our biggest obstacle right now is spreading the word about Clava and what it has to offer to people around the world. Another obstacle we're facing is the fact that our current team isn't working full-time, if we were able to bring everybody on full-time we would be able to develop Clava a lot quicker than we are now. It would allow us to start implementing new features to help us scale/grow and drive up revenue.

Who are your competitors? Who is the biggest threat? ⌄

Reddit, Eventbrite, Kik, Facebook, Instagram, Snapchat, Yelp, Meetup.

Our biggest threat is Reddit, Kik, Eventbrite for these reasons.

Reddit is an online forum and has forums related to specific locations, they also offer chatrooms. As of now, they don't plan on becoming a location-focused platform but we do share similarities with this platform.

Kik is another social network platform focused on messaging. Their platform also offers location-based chatrooms and they even have their own cryptocurrency. They aren't focused on location and are more focused on group chatting.

Eventbrite is a great way to discover events around you but it doesn't offer a social aspect. We're accomplishing this through our chatrooms.

What do you understand that your competitors don't? ⌄

There's been a lot of research on depression and anxiety linked to social media due to people not feeling accepted in society. With these issues rising I see a need for a platform like Clava that isn't focused on how many likes/followers you have and instead focused on helping the users discover more things around them.

How will you make money? ⌄

Businesses can pay us to create their own real-time alerts in a specific location that they want users in that area to receive/collect. We have multiple businesses on board using this already.

Since we're location focused platform we believe we can bring more to the table for our customers. We're focused on spreading awareness in a specific location through our real-time alerts. We offer this solution at a cheaper price than our competitors as well.

Later this year we will be implementing premium chatrooms. Chatroom owners can set a price per letter in order to chat in their chatroom. Our team will take a cut out of the profits they make. If you look up expensive.chat they did something similar to what we are planning on doing.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk is not getting to the market quick enough, these companies in the market have way more resources than we do. The reason we fail is that we build a platform that isn't able to scale or work correctly. We're competing against massive companies which means every step we take has to be calculated and thought out since we don't unlimited funds or a massive team to pick us up if we do make a mistake. There is a risk that these bigger platforms copy us, but our main goal is to build a community that is loyal to us and to constantly remind them what we have to offer.

What do you need the most help with? ⌄

We need help spreading awareness about Clava and getting other businesses/events on board. Our team wants to build out our real-time alerts functionality so that we can offer more when customers want to advertise with us. We also need help acquiring more talented individuals that can join our team and instantly make a difference. Our team now is committed to our vision the more help we can get the better.

What would you do with the money you raise? ⌄

If we're able to raise the full $107k:
80% of the funds will go to marketing Clava. We will mainly be targeting influencers since our targeted demographic is 18-34 years old. We plan to get at least 50k daily active users with these funds.

12.5% of the funds will be used to cover our apps expenses like server costs! As we grow and gain more users our server costs will begin to rise.

7.5% will go towards the Wefunder intermediary fee.



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